Exhibit 99.1

SMART Reports First Quarter 2014 Financial Results

•	Revenue of $155.9 million
•	Gross margin of 43.4%
•	Adjusted EBITDA of $27.5 million
•	Adjusted Net Income of $16.8 million

CALGARY, Alberta, August 7, 2013 – SMART Technologies Inc. (NASDAQ:SMT) (TSX:SMA), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2013.

“We are pleased with our execution during the first quarter, which resulted in a year-over-year increase in adjusted EBITDA,” stated Neil Gaydon, President and CEO of SMART. “While we remain focused on driving top line growth long-term, we are committed to operational discipline as we implement our strategy.”

“We are pleased with the progress that has been made since the completion of our restructuring. We have brought in new talent to our executive team, launched our strategy, carefully managed our operating expenses, put a new capital structure in place and we continue to embed our new culture of customer centricity, accountability and execution.”

GAAP Results
	Three months ended June 30,
($ millions)	2013	2012
Revenue	$155.9	$174.5
Net Income	$9.2	$1.5

Non-GAAP Results
	Three months ended June 30,
($ millions)	2013	2012
Adjusted EBITDA	$27.5	$25.1
Adjusted Net Income	$16.8	$12.6

Total revenue for the first quarter of fiscal 2014 was $155.9 million, a decrease of 11% compared to $174.5 million in the prior-year period. Revenue for the quarter declined by 21% in North America, by 16% in EMEA and increased by 92% in Rest of World. Growth in Rest of World was driven by exceptionally strong sales of our components products.

Average selling price for the first quarter was $1,341 compared to $1,415 in the same quarter last year. In terms of unit sales, 88,556 interactive displays were sold in the quarter, compared to 94,811 units sold in the prior-year period.

Gross profit for the first quarter of fiscal 2014 was $67.7 million compared to $80.7 million in the prior-year period. Gross margin was 43%, compared to 46% for the prior-year period. The decline in gross margin was a result of the increased revenue from our components products, which generate lower margins.

Cash operating expenses decreased by $17.8 million, or 30%, from $59.5 million in the first quarter of fiscal 2013 to $41.7 million in the first quarter of fiscal 2014. The decline was primarily driven by actions taken in conjunction with the restructuring in December of 2012.

Adjusted EBITDA increased by 10% from $25.1 million in the first quarter of fiscal 2013 to $27.5 million in the first quarter of fiscal 2014. Adjusted EBITDA margin for the first quarter was 18% compared to 14% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $9.2 million for the first quarter of fiscal 2014 compared to net income of $1.5 million in the prior-year period. GAAP EPS was $0.07 based on 126.5 million weighted-average shares outstanding, compared to GAAP EPS of $0.01 based on 124.0 million weighted-average shares outstanding during the prior-year period.

Adjusted Net Income for the first quarter of fiscal 2014 was $16.8 million compared to Adjusted Net Income of $12.6 million in the same period last year. Adjusted EPS was $0.13 based on 126.5 million weighted-average shares outstanding, compared to Adjusted EPS of $0.10 based on 124.0 million weighted-average shares outstanding for the first quarter of fiscal 2012.

As of June 30, 2013, SMART had cash and cash equivalents of $191.3 million and $277.5 million of debt outstanding.

On July 31, 2013, subsequent to our first quarter close, SMART completed a credit facility refinancing that consisted of a new four-and-a-half-year senior secured term loan in an aggregate principal amount of $125 million and a new four-year asset-based loan facility in an aggregate principal amount of $50 million. The proceeds were used to refinance existing indebtedness, fund transaction costs and for other corporate purposes.

Conference Call Information

SMART will host a conference call today, August 7, 2013, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results and corporate strategy.

To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #20479526. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

A replay of this conference call may also be accessed through August 17, 2013, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 20479526.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to SMART’s commitment to operational discipline as we implement our strategy, and continued efforts to embed our new culture of customer centricity, accountability and execution.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2013.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three months ended June 30,
	2013	2012
Consolidated Statements of Operations
Revenue	$155.9	$174.5
Cost of sales	88.2	93.8

Gross margin	67.7	80.7
Operating expenses
Selling, marketing and administration	31.5	48.1
Research and development	11.2	13.2
Depreciation and amortization	6.8	7.6
Restructuring costs	(0.7)	0.1

Operating income	18.9	11.7
Non-operating expenses (income)
Other income, net	(0.1)	(0.1)
Interest expense	3.5	3.2
Foreign exchange loss	6.3	6.3

Income before income taxes	9.2	2.3
Income tax expense	0.0	0.8

Net income	$9.2	$1.5

Earnings per share
Basic	$0.08	$0.01
Diluted	$0.07	$0.01
Weighted-average number of shares outstanding
Basic	120,677,694	121,141,901
Diluted	126,479,773	124,044,976
Period end number of shares outstanding	121,469,414	121,084,401

Selected Data
Revenue by geographic location
North America	$95.9	$121.8
Europe, Middle East and Africa	31.8	38.0
Rest of World	28.2	14.7

	$155.9	$174.5

Revenue change(1)	(10.7)%	(13.8)%
As a percent of revenue
Gross margin	43.4%	46.2%
Selling, marketing and administration	20.2%	27.6%
Research and development	7.2%	7.6%

Adjusted EBITDA(2)	$27.5	$25.1
Adjusted EBITDA as a percent of revenue(2)(3)	17.6%	14.1%

Adjusted Net Income(4)	$16.8	$12.6
Adjusted Net Income per share(4)(5)
Basic	$0.14	$0.10
Diluted	$0.13	$0.10

Total number of interactive displays sold(6)	88,556	94,811
Average selling price of interactive displays sold(7)	$1,341	$1,415

Total assets	$539.2	$530.1
Total long-term liabilities	$435.1	$392.0

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise™ interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$191.3	$141.4
Trade receivables	107.7	65.1
Other current assets	9.3	11.0
Income taxes recoverable	16.6	25.7
Inventory	63.3	65.8
Deferred income taxes	15.4	16.0

	403.6	325.0
Property and equipment	88.9	100.1
Intangible assets	20.5	23.0
Deferred income taxes	23.3	22.3
Deferred financing fees	2.1	2.8
Other long-term assets	0.8	—

	$539.2	$473.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$112.3	$112.7
Deferred revenue	34.4	35.4
Current portion of capital lease obligation	1.2	—
Current portion of long-term debt	3.1	3.1

	151.0	151.2
Long-term debt	274.4	285.2
Capital lease obligation	67.1	—
Other long-term liabilities	3.8	4.5
Deferred revenue	84.2	87.1
Deferred income taxes	5.6	6.2

	586.1	534.2
Shareholders’ deficit
Share capital	693.4	692.2
Accumulated other comprehensive loss	(4.9)	(8.7)
Additional paid-in capital	41.3	41.3
Deficit	(776.7)	(785.8)

	(46.9)	(61.0)

	$539.2	$473.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2013	2012
Cash provided by (used in)

Operations
Net income	$9.2	$1.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8.3	8.6
Non-cash interest (recovery) expense on long-term debt	0.5	0.8
Non-cash restructuring costs in other long term liabilities	(0.4)	(0.3)
Stock-based compensation	1.0	1.9
Loss on foreign exchange	5.4	7.1
Deferred income tax recovery	(2.1)	(2.5)
Change in non-cash working capital	(30.6)	(16.4)

Cash provided by operating activities	(8.7)	0.7

Investing
Capital expenditures	(4.2)	(4.9)
Proceeds from sale-leaseback, net	76.2	—

Cash used in investing activities	72.0	(4.9)

Financing
Repurchase of common shares	—	(0.5)
Repayment of debt	(10.8)	(0.8)
Repayment of capital lease obligation	(0.5)	—
Participant equity loan plan, net	0.1	—

Cash used in financing activities	(11.2)	(1.3)
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(1.7)

Net increase (decrease) in cash and cash equivalents	49.9	(7.2)
Cash and cash equivalents, beginning of period	141.4	95.5

Cash and cash equivalents, end of period	$191.3	$88.3

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended June 30,
	2013	2012
Adjusted EBITDA
Net income	$9.2	$1.5
Income tax expense	—	0.8
Depreciation in cost of sales	1.5	1.0
Depreciation and amortization	6.8	7.6
Interest expense	3.5	3.2
Foreign exchange loss	6.3	6.3
Change in deferred revenue(1)	—	2.9
Stock-based compensation	1.0	1.8
Costs of restructuring	(0.7)	0.1
Other income, net	(0.1)	(0.1)

Adjusted EBITDA	$27.5	$25.1

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.6 million and $12.0 million in the three months ended June 30, 2013 and 2012, respectively.

	Three months ended June 30,
	2013	2012
Adjusted Net Income
Net income	$9.2	$1.5
Adjustments to net income
Amortization of intangible assets	2.4	2.4
Foreign exchange loss	6.3	6.3
Change in deferred revenue(1)	—	2.9
Stock-based compensation	1.0	1.8
Costs of restructuring	(0.7)	0.1

	9.0	13.5
Tax impact on adjustments(2)	1.4	2.4

Adjustments to net income, net of tax	7.6	11.1

Adjusted Net Income	$16.8	$12.6

Adjusted Net Income per share
Earnings per share – basic	$0.08	$0.01
Adjustments to net income, net of tax, per share	0.06	0.09

Adjusted Net Income per share – basic	$0.14	$0.10

Earnings per share – diluted	$0.07	$0.01
Adjustments to net income, net of tax, per share	0.06	0.09

Adjusted Net Income per share – diluted	$0.13	$0.10

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

+1.877.320.2241

ir@smarttech.com

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